

Mail Stop 3561

January 10, 2017

Steven Manning
Authorized Signatory
Helicopter Company I LLC
27 Hospital Road George Town
KY1-9008 Cayman Islands

> **Re:** **Helicopter Company I LLC**
> **Application for Qualification of Indenture on Form T-3**
> **Filed December 23, 2016**
> **Amendment No. 1 to Form T-3**
> **Filed on December 30, 2016**
> **File No. 022-29036**

Dear Mr. Manning:

This is to advise you that we have not reviewed and will not review your application for qualification of the trust indenture.

Please refer to Section 307 of the Trust Indenture Act of 1939 and the rules thereunder regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Christopher C. Paci
        DLA Piper LLP